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Filed by Gores Holdings VIII, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VIII, Inc.

Commission File No.: 001-40105

Date: August 9, 2022

Footprint - Absolute Return Podcast Transcript

CORPORATE PARTICIPANTS

Julian Klymochko - Absolute Return Podcast

Michael Kesslering - Absolute Return Podcast

Troy Swope - Footprint

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PRESENTATION

Julian Klymochko

Welcoming Troy from Footprint on the show today, on a scorching hot summer day. Troy, I hope you’re staying cool. How are things?

Troy Swope

Great. It’s hard to stay cool right now in Arizona. I think it’s 114 outside.

Julian Klymochko

Oh, my.

Troy Swope

So it’s — things are good. Going to spend a lot of time in the pool tonight, I’m sure.

Julian Klymochko

Oh, that’s great to hear. So I wanted to start the show off by setting the table. You’ve been in the packaging industry for over 20 years. So certainly an expert in this field, an emerging field of sustainable packaging. I was wondering why it is such an important area for innovation and improvement. I mean, I just got a piece of online furniture delivered in the mail a week ago. And obviously, it had Styrofoam and I looked at it; I’m like, wow, this can’t be good for the environment. So what are your thoughts on the industry?

Troy Swope

Well, I think there’s — my initial thoughts are there’s massive amounts of opportunity. You’re talking about a huge industry, right, that has a number of negative environmental issues associated to it. Number one, when you think of plastics and packaging, plastics as just a producer of CO2 emissions, right, is — would be the fifth largest country. So it has a massive CO2 or climate change impact.

And in addition to — in all lifecycle analysis or in every lifecycle analysis we do, it doesn’t really contemplate killing whales with plastic bags and other things. So it’s got a — it’s a disaster from its pollution, carbon pollution. It’s a disaster from harvesting natural gas and oil. It’s a disaster from it’s in every one of us. We’re all eating plastic every day. We get about a credit card’s worth of plastic a week. And it’s just — and a disaster for what it’s doing to the ocean.

So that to me, all that creates massive opportunity to innovate and develop technologies that help the planet heal. You could have significant impacts. Footprint is having massive impacts on climate change, obviously pollution. And certainly number one for us, and our origin came from — we identified that plastics were in your bodies while we were working at Intel. We stumbled on the fact that plastic was contaminating Intel’s products, and we started experimenting with food, going, hey, what’s on these?

So way before Bloomberg came out with their article and Rolling Stone came out with their article, we knew plastics — we were eating plastics, right? So number one is we’ve got to get plastics out of our bodies, right? It’s got massive impacts to us. It’s causing us to live less healthy lives, causing endocrine disruption issues. So when the — back to your very simple question is, you know, how do I see the industry? It’s just tons of opportunity to have a massive, very positive impact on the planet and human health.

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Julian Klymochko

I’m sure no one’s happy knowing that they eat a credit card of plastic in a very brief moment of time. Now, speaking on that, you guys at Footprint are doing something about this. You have plant-based solutions that are meant to replace plastic-based packaging and different products and things of that nature. What are some of the pros and cons compared to plastic, outside of, you know, the broad-based ones that you touched on? Specifically from a company’s perspective, I assume companies are — you know, they’re moving to more sustainable solutions. What are you seeing from some your customers and prospective customers?

Troy Swope

Well, If there was a technology available that was either remotely close in performance and cost, they’re going to change. In scale, right? You need to have massive amounts of — billions and billions, trillions of units to replace plastic, right? So what I see from every business is that there is performance and even competitive on price. You’ve got to be in the ballpark. You don’t have to be, you know, at parity.

If you’re competitive on price, but performance is the bigger issue. If you have the performance where you protect the food product, all of these companies want to change. They want to do the right thing, and we see that. I think back to your previous question, I think you were asking like what are some of the benefits of plastics? So plastic’s a disaster — I’m using that word again; I’ve got to come up with a synonym for that. But it’s a disaster from its end-of-life and harvesting oil and the human health.

But it is really cheap and efficient to produce now, right, because it’s got 50 years of innovation and process technology innovation to where they can produce it quickly, efficiently. It is very — I mean, it does a great job of protecting the food product, right? So you can seal out — you could flush nitrogen, you can seal out oxygen. You know, it’s a great oil barrier, all those things. So food performance protection is great. So I think that that is the challenge, is it’s done a good job of preserving food and protecting food. So we have to come up with solutions that compete with it on a performance basis.

Michael Kesslering

And so what — what is the difference in cost between your solution and plastics?

Troy Swope

So the reality is we’re pretty close to parity, Michael. But we are a superior product, right? So, you know, an example of our product goes into — you know, for frozen food goes into an oven and/or a microwave. Plastic can’t do an oven. So we have a superior product. We generally like to sell it as a superior product. So we sell what the market will bear. The reality is, though, from a — we can be at parity with plastic if we have to be.

Julian Klymochko

Now, Troy, you mentioned this massive total addressable market available for Footprint’s products. For the benefit of our listeners, can you frame that in terms of the size that investors are looking at here?

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Troy Swope

It’s about $310 billion annually worldwide, and that includes you have about $150 billion in rigid plastics, is really our sweet spot today. Rigid plastics being like your Kraft macaroni and — when you go through a supermarket and most everything there is rigid.

So there’s a real opportunity for us there, and that’s another really big — and quite — we haven’t framed out that one. And then replacing, you know, where you see fiber like your Starbucks or your Tim Horton’s cups where they have plastic liners in there with a fiber cup, I mean, it’s kind of misleading to the consumer. A lot of us don’t know that there’s plastic in there. That’s another TAM to us. So, I mean, you’re talking about a massive — well over $300 billion TAM. We have, again, a real sweet spot in about $150 billion, where we have a very sweet spot where we compete in today.

Julian Klymochko

Now, in terms of tailwinds for the company, I was wondering — you mentioned that most, if not all, companies want to be more sustainable and more environmentally friendly. However, there seems to be a big government drive to make their economies more sustainable, and elimination of single use plastics, et cetera. How much of the tailwind behind demand is driven from the bottom-up customer, or how much is it driven from the top down, regulatory, for example?

Troy Swope

Well, I think it’s getting closer to where legislation is equal in driving demand today. But a few years ago, it was clearly the consumer, and it’s still the consumer. The reality is the ship has sailed on plastic. I think the number is like 75% on the Wunderman Thompson survey said that they feel very guilty whenever they use plastic. It might’ve been 75% to 80%, right? And there’s another very large number that a lot of people know that plastic has a huge impact on their health, right?

So our customers know the ship has sailed, like people do not want this. When you’re using it, you feel guilty when you use it. You’re concerned when you use it. You don’t want to give it to your children. And we’ve been educated in the last five years on the health impacts of plastic, and you can see the visual pollution impacts as well. So that’s been the main driver for a very long time.

But legislation is certainly changing the conversation with our customers. We’re now getting conversations about what are we going to do for the UAE; when are we going to go to India? Because India’s writing significant single-use plastics legislation. Historically, it’s going to — when we started the business was, you better address Canada because the EPR in Canada, and we better address the EU.

Well, California has probably come on and passed everybody when it comes to legislation, and that’s changed the entire supply chains for everybody in North America because California has such a massive impact for our multinational companies. So that’s really driving significant and quick change when it comes to things like protein and others in the state of California.

Julian Klymochko

And speaking of those changes, your customer base a real Who’s Who of blue-chip large cap companies. You’ve got McDonald’s, Nestle, Procter & Gamble. Can you give us some examples of how they are using Footprint’s solutions out in the field right now?

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Troy Swope

Well, the entire frozen food section for ConAgra we’re working on. And we’ve converted Healthy Choice, Hungry Man, are all converted into plant-based solution. For ConAgra, we are working in — on margarine products for Upfield and ConAgra. General Mills is Annie’s — macaroni and cheese, Kraft macaroni and cheese. You name it, we’re working on it or at launch. Beyond Meat sausage trays, McDonald’s, So depending on where they see the most consumer pressure or legislative pressure, we generally launch first.

Julian Klymochko

It makes a lot of sense. So you’ve really infiltrated the consumer products space within North America. All sorts of different solutions that you guys have created. Are there any future products that are in development, or perhaps not yet but you hope to be in the future that you haven’t created yet? Like what sort of futuristic plays are there going to be?

Troy Swope

Yeah. So we’re working on these things now, so I can’t say that we haven’t — we’re developing them. So feminine hygiene products are important to us. It’s got a significant impact on the planet. We are working on detergent bottles, you know, shampoo bottles, motor oil bottles. Not as much — it could certainly lead to beverage bottles, but we see a greater opportunity, if you will, in the detergent, motor oil, shampoo space, you know, if you will.

Diapers, some of the technology we have we think were components of a diaper, but feminine hygiene products is critical. The other one that’s really important to us is — because when we developed this technology, the material science around this, Julian, we had to build the entire ecosystem. So we had to build the process technology, the material science, the manufacturing, everything we’ve had to create pretty much from scratch, which is given us a great competitive moat.

We’ve got IP on every aspect of the business, but some of the future innovations that we’re working on today is, one, we want to continue to reduce the energy that we use to produce the product. We just want to increase that story. We are already a significant CO2 reduction.

And we want to be 100% net zero water. So we don’t want to have any water — net water use, right?

So those — the innovations around that, and the innovations around energy use specifically in our factories will lead to not only allow us to get to 100% renewable energy, but we think there’s really another — that that’s potentially another revenue path for Footprint, is that we can take some of these things which are symbiotic to what we’re doing today and actually create and help the planet in other ways.

Julian Klymochko

I did want to touch on the revenue and company’s business model, specifically. You do get these long-term customer contracts, and with that, you do have pretty good insight into future revenue and growth. Can you touch on the business model?

Troy Swope

Yeah. So our focus today, again, is to get plastic out of food, right? We want to get plastic out of the body. And the way we do that is we go to the biggest retailers and the biggest CPGs in the world. We used to have — we used to walk through a supermarket and we’d see a product and go, yes, we can work on this; let’s call them. Generally now, we have all the relationships and it’s just taking the existing pipeline and working with our customers on just expanding our capabilities and expanding their product portfolio in our product.

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So today, we engage the customer. We align on what the customer or the product needs. So if it’s margarine, I’ve got an example here of a margarine tub. If it’s margarine, we need to understand what’s the use case? So how is the product applied? Is it hot oil and then it gets cold, solidified, the temperatures? How does all that work? How long is the shelf life? So do we need to control not only oil barrier, do we need an oxygen barrier? Once align on all that, we create a technology target spec. We officially move the product into development. And then after development, it’s completed.

So we demonstrate performance on a fairly large sample size. We demonstrate it in high-volume production. We usually run a pilot of some sort with the customer, get some consumer feedback, and then we get revenue under contract. And to your point, we will by the end of this year have sold out 2024. We’re currently building 1.7 million square feet in Mexico. It’s almost all completed. We’re just now moving in the lines today.

We are — completed a lease in Poland. We’ll have Poland 1 completely filled out by the end of next year. So it’s — and we will — right now, we’re trending. We’re about two years — the commitments are about two years ahead of when we start the factory. We want to close that gap to where it’s about a year.

Michael Kesslering

And I’m sure that would really factor into the sort of payback periods that you’re seeing on each manufacturing facility. Can you talk a little bit about the unit economics of the business?

Troy Swope

You know, as we — the process technology, if you think about the cost curve of the business, the process technology and our innovations are in there so fast that we’re constantly improving our capital structure and Capex needs. We’ve reduced it since November, so the payback period is probably around 2.5 to 2.7 years payback period on a factory, but that’s improving. We’re continuing to improve that.

One of the huge advantages we have over plastic is plastic resin. So everything else is in our innovation window. You know, it’s energy and labor. All of that can be innovated. We are constantly improving our energy use, right? So from our first process technology with Gen-1 to our fourth-generation Gen-4 that we have now, we’ve reduced energy by 40%, right? So we’re drastically improving and we’re continuing to improve on that.

And then if you look at, you know, in that innovation window as well, labor is all about how do we reduce our labor and headcount is through — you can automate, cycle times can be improved. You can increase more units per platen. All those things are in that innovation window an opportunity for us to continue to reduce our costs. So the long-term economics of the plant-based technology are substantially better than a resin-based technology.

Julian Klymochko

And increasing these efficiencies, I assume, only widens your competitive moat that you discussed. Now, with respect to that, what does the competitive landscape look like? Obviously, this is a fairly new industry. What are your competitors doing and how does Footprint stand out?

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Troy Swope

Well, I think what’s difficult for us sometimes when you guys — and I show you this General Mills — sorry for everybody that can’t see this — and you’ll go to your local store and find General Mills Annie’s Mac & Cheese, and you can find Footprint’s technology. But the difference is that this technology here has about 2600 invention disclosures to produce.

So it’s drastically — although the technologies look the same, drastically different performance. So when you talk about the competitive landscape, a lot comes out of China today. There’s a lot of sourcing agents here in the U.S. and in Canada that procure out of China. And it’s the takeout containers. You might see some stuff in some quick-service restaurants, but that’s — and there’s a ton of opportunity there, Julian. There’s a ton of opportunity.

Our sweet spot is really in more innovative, longer barrier shelf life, oxygen barriers, oil barriers. We have a real competitive moat in transforming the supermarket. And our focus is to transform the supermarket. Now, we certainly work with McDonald’s and Starbucks and others where we see those innovative opportunities and differentiated opportunities. But our focus and sweet spot is transforming the supermarket, and the other stuff just happens.

Julian Klymochko

So, in terms of pursuing this goal of transforming the supermarket, do you think that these plastics, single-use plastic bags, packaging, things of that nature, will those ever go away? And if so, how long to replace them with Footprint products?

Troy Swope

I think, yes, it’s going to 100% go away. And Footprint is certainly one of the leaders in that transformation, but you’re going to see a combination of reuse. You’re going to see a combination of glass and aluminum, and a big part of Footprint technologies that are going to transform the supermarket. But we’re going to have to change some of our behaviors in some cases relative to bags and some other areas. But the center of the supermarket — your proteins, your dairies and frozen food — Footprint is going to transform. And then a combination of Footprint and aluminum and glass is going to transform the beverage section.

Julian Klymochko

Now, I did want to touch on the recently announced deal to go public through a SPAC Gores Holdings VIII, and this team is one of the most reputable SPAC sponsors out there. Besides their tracks record, which is pretty exceptional over the years, what other reasons did you decide to go public this route?

Troy Swope

Well, when we chose, it was last year at this time. Frankly, Julian, that’s where the deals were happening. If you found the right sponsor — I think the vehicle of a SPAC to go public is a good vehicle with the right sponsors. Unfortunately, what happened I think to SPACs is you got a lot of sponsors that weren’t really pros at it. Gores is a true pro; that’s all they do. And then they know how to do due diligence, they know if a company’s ready for prime time, if you will, for the public markets. And so we felt with the right sponsor that the deal’s certainty, the proceeds’ certainty, was the right path for us.

Now, I think the entire market isn’t trading on fundamentals today, regardless of SPAC or not. So, you know, we’re probably — everyone’s experiencing that. We’re not sure if we will or not. We have such a strong E presence that I think in such a very good business and huge demand and huge competitively, we not be impacted by the same forces that we see the macro forces today.

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But for us, Gores was a great partner, just an absolute great partner with a ton of experience. And we didn’t want our — you know, one of the analogies that we heard was if you’re going to have surgery, you don’t want the doctor’s first surgery to be on you. So Gores was certainly a pro. I think they’ve done 10. — and they’ve had a lot of success. Even in a challenging market.

Julian Klymochko

Yeah, and they are bringing proceeds in terms of capital for investment funding. The company’s growth, in addition you mentioned significant demand from customers. Now, how does that compare to your manufacturing capacity, your growth plans? Is thus far current and future demand outstripping what you guys can actually make?

Troy Swope

Well, yeah. We’re about two years — as I mentioned earlier, about two years behind on our production, and we like that, right? And I think investors like that as well, right? They want to know that — we don’t want to build a factory and be sitting around going, what are we going — who are we going to sell this to, right? So our factories are presold before we even start building them. That’s just kind of — that’s part of our business model today.

And then at that point, you look at it and go, okay, how do I accelerate and then I can beat a lot of my projections relative to revenue? But we are behind, but this transaction gives us a ton of capital to really build the factories.

Julian Klymochko

And no doubt that relieves a lot of stress from investors with respect to having that certainty before committing to a massive capital project, in terms of the revenue that you can expect from that. Now, with respect to the investment case, anything else that investors should know?

Troy Swope

Well, I think just some of the highlights of this business is this is not a science project. You know, I think unfortunately, there’s been some SPACs out there that looked really good on PowerPoint. We have a lot of the great attributes of a packaging company from an investment side, right? Very consistent, very reliable, you know, growth and performance. But we’re in a sector that’s exploding growth. It’s completely transforming. I think the last time we saw this transformation in the supermarket is when everything went from aluminum to plastic, right? So you’re seeing a massive transformation and a massive opportunity for the planet.

And I think some of the other highlights is — and, Julian, I was talking to you about it earlier — Footprint expects that if we aren’t — we’ve already seen some recognition from Fast Company and Newsweek and CNBC and some others on our environmental impacts. We really believe that we’re a true environmental impact. When you look at, you know, the E in ESG, our E is not debatable. I mean, you could really debate aluminum’s impact on the planet and recyclability rates and, you know, harvesting and mining for aluminum. But you don’t — there is no debate on Footprint’s impact on the planet.

And with our innovations, our background from Intel and our innovations in how we process the technology, we believe in short order here we’ll be recognized as one of the most, if not the most, environmentally impactful company on the planet. And the reality and the reason we feel so strongly about this, as I mentioned earlier, is all of the ways that plastic is so harmful to the planet. Human health impacts, pollution impacts, climate change impacts. It’s just — I’ve got to come up with a better term, but it’s a disaster, but it creates a huge opportunity for us.

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Julian Klymochko

Oh, no doubt. And we see these themes every day, ESG sustainability, impact investing, are becoming more and more top of mind for allocators and investors. And no one wants to be ingesting a credit card of plastic every week or month or so. So you guys are doing great work. The SPAC, the ticker symbol is GIIX. Once the merger closes the new symbol will be FOOT, F-O-O-T.

So, Troy, thanks for coming on the show today. Wishing you the best of luck with Footprint, and I’ll certainly be looking for your solutions in my fridge and my cupboard because, you know, we all want to make this transition to something more sustainable and obviously more healthy; get this plastic out of our bodies. So thanks for doing great work.

Troy Swope

Well, thank you so much. Thanks for having me.

Julian Klymochko

All right. Bye, everybody.

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Forward-looking Statements

Certain statements in this communication (“Communication”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the proposed business combination between the Gores Holdings VIII, Inc. (“Gores Holdings VIII”) and Footprint International Holdco, Inc. (“Footprint”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the likelihood and ability of the parties to successfully consummate the proposed business combination and the PIPE investment, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, the services offered by Footprint and the markets in which Footprint operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VIII’s or Footprint’s projected future results. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VIII securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VIII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VIII; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination and PIPE investment, including the approval of the proposed business combination by Gores Holdings VIII’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VIII’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the proposed business combination, including to consummate the PIPE investment, (v) the effect of the announcement or pendency of the proposed business combination on Footprint’s business relationships, performance, and business generally; (vi) risks that the proposed business combination disrupts current plans of Footprint and potential difficulties in Footprint’s employee retention as a result of the proposed business combination; (vii) the outcome of any legal proceedings that may be instituted against Gores Holdings VIII or Footprint related to the agreement and the proposed business combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (ix) the ability to maintain the listing of the Gores Holdings VIII’s securities on the NASDAQ; (x) the price of Gores Holdings VIII’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Footprint plans to operate, variations in performance across competitors, changes in laws and regulations affecting Footprint’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statement” in Gores Holdings VIII final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2021 and other documents filed, or to be filed with the SEC by Gores Holdings VIII, including the Registration Statement. The foregoing list of factors is not exhaustive. There may be additional risks that neither Gores Holdings VIII or Footprint presently know or that Gores Holdings VIII or Footprint currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VIII’s definitive proxy statement contained in the Registration Statement (as defined below), including those under “Risk Factors” therein, and other documents filed by Gores Holdings VIII from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VIII and Footprint assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VIII nor Footprint gives any assurance that either Gores Holdings VIII or Footprint will achieve its expectations.

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Projections

This Communication contains financial forecasts with respect to Footprint’s projected financial results, including revenue. Footprint’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Communication, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Communication. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Footprint or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Communication should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Actual results may differ as a result of the completion of the Footprint’s financial reporting period closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither Footprint’s nor Gores Holdings VIII’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the business combination, Gores Holdings VIII has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary prospectus and preliminary proxy statement of Gores Holdings VIII. The proxy statement/prospectus is not yet effective. The definitive proxy statement/prospectus, when it is declared effective by the SEC, will be sent to all Gores Holdings VIII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Holdings VIII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holdings VIII may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in Gores Holdings VIII’s securities. Before making any voting decision, investors and security holders of Gores Holdings VIII and other interested parties are urged to read the Registration Statement and the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

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The definitive proxy statement/final prospectus will be mailed to stockholders of Gores Holdings VIII as of a record date to be established for voting on the business combination. Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VIII through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VIII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

Gores Holdings VIII, Footprint and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from Gores Holdings VIII’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers of Gores Holdings VIII and a description of their interests in Gores Holdings VIII is set forth in Gores Holdings VIII’s filings with the SEC (including Gores Holdings VIII’s final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the SEC on February 24, 2021). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer and Non-Solicitation

This Communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Holdings VIII, Footprint or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.